9110 E. Nichols Ave., Suite 200 Centennial, CO 80112 P 303-792-3600 ncm.com

July 19, 2016

Mr. Robert S. Littlepage

Accountant Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National CineMedia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 8-K

Filed February 25, 2016

File No. 001-33296

Dear Mr. Littlepage:

National CineMedia, Inc. (NCM Inc. or the Company) refers to the Staff’s comment letter dated July 14, 2016, on the above referenced Current Report on Form 8-K filed February 25, 2016. Set forth below is the response of the Company to the Staff’s comment. For your convenience, the comment is repeated below prior to the Company’s response.

We are submitting this letter through EDGAR under the label “corresp”.

Form 8-K Filed on February 25, 2016

Exhibit 99.1

National CineMedia, Inc. Reports Results for Fiscal Fourth Quarter & Full Year 2015

1.	Your presentation of Annual Adjusted OIBDA in the headline of your earnings release is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued May 17, 2016. Please review this guidance in its entirety when preparing your next earnings release.

Response:

The Company has reviewed the updated Compliance and Disclosure Interpretations issued May 17, 2016. The Company did not report Adjusted OIBDA in the headline of its earnings release for the first quarter of 2016 and if non-GAAP measures are presented in future releases, it will also present the most directly comparable GAAP measure with equal or greater prominence.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need. I may be reached at 303-792-8747.

Sincerely,

/s/ David J. Oddo

David J. Oddo

Senior Vice President, Finance and Principal Financial Officer